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                                                                      EXHIBIT 3E


American
Funds    American Funds Distributors, Inc.
         -----------------------------------------------------------------------
         333 South Hope Street . Los Angeles, California 90071 September 20,1999



Dear American Legacy Selling Group Member:

     This letter amends your Selling Group Agreement with American Funds Distributors, Inc. ("AFD") and The Lincoln National Life Insurance Company ("Lincoln Life") to add American Legacy Shareholder's Advantage, our new flexible premium variable annuity, to the product line.

     The following compensation will be paid on American Legacy Shareholder's
Advantage       sales:


                                          Commission as     Sales Charge as
                                          Percentage of      Percentage of
                                             Gross              Gross
Contract Owner's Investment*           Purchase Payment   Purchase Payment
----------------------------           ----------------   ----------------
Less than $50,000                           5.00%              5.75%
$50,000 but less than $100,000              3.75%              4.50%
$100,000 but less than $250,000             2.75%              3.50%
$250,000 but less than $500,000             2.00%              2.50%
$500,000 but less than $1,000,000           1.60%              2.00%
$1.000,000 or more                          1.00%              1.00%


*As defined under "Charges and Other Deductions" in the American Legacy Shareholder's Advantage prospectus. Includes the value of other American Legacy contracts and eligible mutual funds of The American Funds Group.

     In addition to the commissions described above, a continuing .25% annual service fee mill be paid to dealers on the value of all Contract purchase payments beginning in the second Contract year. The service fee will be paid at the end of each calendar quarter on the quarter ending account value less purchase payments made in the previous 15 months. A separate compensation arrangement (as described below) applies to Contracts that have been annuitized. Service fee payments are subject to the continuation of the plan of distribution adopted by American Variable Insurance Series, which serves as the investment vehicle for American Legacy Shareholders Advantage, and such service fee payments may be varied or discontinued at any time.

American Legacy Shareholder's Advantage
Variable Annuity--Annuitization
---------------------------------------

     Upon annuitizatlon of American Legacy Shareholder's Advantage contracts, a continuing commission of 25% annually will be paid to dealers on "statutory reserves" which have been annuitized on a variable basis. This amount will be based on end-of-quarter reserve amounts and paid to dealers each calendar quarter. A commission of 3% will be paid to dealers on account values which have been annuitized on a fixed basis.
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     If you determine that American Legacy Shareholders Advantage does not fit your marketing plan at this time. please complete and return the enclosed form to AFD. Otherwise, any order received by us following this notification shall be deemed an acceptance of this amendment to your Selling Group Agreement.

Very truly yours,



Kevin G. Clifford                   Jeffrey K. Dellinger
President                           Vice President
American Funds Distributors, Inc.   The Lincoln National Life Insurance Company